Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 14, 2005

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on October 14, 2005, entitled "Statoil finalises sale of Borealis".

Statoil finalises sale of Borealis

Statoil ASA (OSE: STL, NYSE: STO) has closed the sale of its 50 per cent holding in the Borealis petrochemicals group.

Statoil has received EUR 1 billion (NOK 7.8 billion) for the transaction which gives a book profit of NOK 1.5 billion.

The buyers, International Petroleum Investment Company (IPIC) and OMV Aktiengesellschaft, which earlier together owned 50 per cent of the petrochemicals group, now own 65 per cent and 35 per cent respectively.

Statoil has long-term agreements to supply Borealis with feedstock from the Norwegian continental shelf.

Contact person:
Geir Bjørnstad, Vice president, Investor Relations U.S, +1 (203) 978 6950

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: October 14, 2005	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer